Registration No. 333-194666
Filed Pursuant to Rule 424(b)(3)

ACCUSHARES SPOT CBOE VIX FUND

Series of the AccuShares Commodities Trust I

Supplement dated August 13, 2015 to the Prospectus dated May 14, 2015 as supplemented on June 5, 2015

This Supplement must accompany the Prospectus of the AccuShares Spot CBOE VIX Fund (the “Fund”) dated May 14, 2015 (the “Prospectus”) and supplement thereto dated June 5, 2015. Capitalized terms used but not defined in this Supplement have the meanings ascribed to them in the Prospectus. The Prospectus is hereby modified as follows.

The risk factor describing the differences between the market price of a share and its Class Value per Share, which appears under the heading “Risk Factors – Risks Related to the Fund – The Inability to Register or Otherwise Obtain Regulatory Approval for the Sale of Additional Shares, Among Other Things, May Result in Tracking Error between the Market Price of a Share and its Class Value per Share Causing the Shares to Trade at a Premium or Discount to Their Class Value per Share. Investors Purchasing at a Premium May Lose Money If These Factors Are Later Alleviated” on Page 35 of the Prospectus, is deleted in its entirety and replaced with the following:

The Inability to Register or Otherwise Obtain Regulatory Approval for the Sale of Additional Shares, Among Other Things, May Result in Tracking Error between the Market Price of a Share and its Class Value per Share Causing the Shares to Trade at a Premium or Discount to Their Class Value per Share. Investors Purchasing at a Premium May Lose Money If These Factors Are Later Alleviated. The Trading Prices of the Shares Have at Times Materially Deviated from Their Respective Class Values per Share, and There Can Be No Assurance Such Material Deviations Will Not Continue to Occur.

At any time, the trading price of the Fund’s shares on the Exchange may not reflect the Class Value per Share of those shares. Premium pricing of the Fund’s shares to their Class Value per Share may result from a number of conditions, including, but not limited to, the Trust’s inability to obtain regulatory approval from the SEC, Financial Industry Regulatory Authority, Inc. (“FINRA”), or other regulators for the registration or sale of additional shares of the Fund. Investors who pay a premium risk losing the premium if demand for shares abates or the Fund is able to offer and sell more shares.

During the period between commencement of the Fund’s operations, May 19, 2015, through June 30, 2015, the largest closing trading price premium to Class Value per Share of the Up Shares was a 19.35% premium on May 21, 2015, and the largest discount was 17.49% discount on June 29, 2015. During the same period, the largest closing trading price premium to Class Value per Share of the Down Shares was a 25.30% premium on June 29, 2015, and the largest discount was 17.32% discount on May 22, 2015. The closing trading prices of the Up Shares and Down Shares deviated from their respective Class Values per Share by ten percent or more for at least three consecutive business days one time during the period, and would have triggered a Corrective Distribution if the Fund were measuring for Corrective Distributions at such time. However, the Fund did not begin measuring for Corrective Distributions until July 16, 2015, and as a result no Corrective Distribution was declared. The Sponsor is uncertain as to the reasons behind these premium and discount trading prices. Although Corrective Distributions are intended to reduce the occurrences of material and persistent deviations of share trading prices from Class Value per

Share, there can be no assurance that they will be effective, and investors should be aware that premium and/or discount trading prices may continue. Investors who pay a premium risk losing the premium if trading prices converge to Class Value per Share, and investors who purchase shares at a discount to Class Value per Share risk losing their investment if the discount grows.

Effective August 7, 2015, Robert Rokose was appointed Chief Financial Officer and Treasurer of the Sponsor. The following biography of Mr. Rokose is added under the heading of “Management of the Sponsor” on Page 111 of the Prospectus:

Robert Rokose serves as Chief Financial Officer and Treasurer and is responsible for all financial accounting and reporting for the Fund and Sponsor entities.  Mr. Rokose has worked for the Sponsor since June 2014. From June 2013 to June 2014, Mr. Rokose was the Chief Financial Officer of J.P. Morgan Asset Management U.S. Funds, where he led all financial reporting and analysis for the U.S. Funds Business and was a member of the U.S. Funds Management Operating Committee.  During the period of July 2012 to June 2013, Mr. Rokose acted as an consultant. Mr. Rokose acted as a Managing Director with PIMCO/Allianz Global Asset Managers, Assistant Controller at publically held Lexington Global Asset Managers during May 2000 to June 2012 and held positions in both external and internal auditing.  Mr. Rokose holds a Master’s of Business Administration from the University of Connecticut and is a Certified Public Accountant and holds his FINRA Series 7, 24 and 27 licenses.

Forrest Gilman and Edward Cataldo have resigned from the Sponsor. The biographies of Messers. Gilman and Cataldo, which appear on Page 111 of the Prospectus, are removed in their entirety from the Prospectus.

Investors Should Retain This Supplement for Future Reference